Filed by Regency Centers Corporation (Commission File No. 001-12298)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Urstadt Biddle Properties Inc. (Commission File No. 1-12803)

The following is an excerpt from the Regency Centers Corporation Second Quarter 2023 Earnings Press Release, dated August 3, 2023.

Regency Centers Reports Second Quarter 2023 Results

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Urstadt Biddle Merger

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The transaction is expected to close mid-to-late August 2023, subject to shareholder approval at the currently scheduled August 16, 2023 Urstadt Biddle shareholder meeting, as well as the satisfaction of other closing conditions.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Certain statements in this document regarding anticipated financial, business, legal or other outcomes including business and market conditions, outlook and other similar statements relating to the proposed transaction between Regency and Urstadt Biddle or Regency’s and Urstadt Biddle’s future events, developments or financial or operational performance or results are “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are identified by the use of words such as “may,” “will,” “could,” “can,” “should,” “plan,” “seek,” “would,” “expect,” “estimate,” “believe,” “intend,” “forecast,” “project,” “anticipate,” “guidance,” or variations of such words and other similar language and the negatives of such words. However, the absence of these or similar words or expressions does not mean a statement is not forward-looking. While we believe these forward-looking statements are reasonable when made, forward-looking statements are not guarantees of future performance or events and undue reliance should not be placed on these statements. These forward-looking statements are based on certain assumptions and analyses made by Regency or Urstadt Biddle in light of their respective experiences and their respective perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance these expectations will be attained, and it is possible actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks, uncertainties and other factors, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Regency’s and Urstadt Biddle’s operations are subject to a number of risks and uncertainties including, but not limited to, those risk factors described in our respective filings with the Securities and Exchange Commission (“SEC”). When considering an investment in our securities, you should carefully read and consider these risks, together with all other information in our respective Annual Reports on Form 10-K,

Quarterly Reports on Form 10-Q and other filings and submissions to the SEC. If any of the events described in the risk factors actually occur, our respective businesses, financial condition or operating results, as well as the market price of our respective securities, could be materially adversely affected. Forward-looking statements are only as of the date they are made, and Regency and Urstadt Biddle undertake no duty to update their respective forward-looking statements, whether as a result of new information, future events or developments or otherwise, except as to the extent required by law. These risks and events include, without limitation: the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between Regency and Urstadt Biddle; the effect of the announcement of the proposed transaction on the ability of Regency and Urstadt Biddle to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; Regency’s and Urstadt Biddle’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary stockholder approval and satisfaction of other closing conditions to consummate the proposed transaction; failure to achieve the anticipated benefits from the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto, including significant transaction costs and/or unknown or inestimable liabilities, risks related to diverting the attention of Regency and Urstadt Biddle management from ongoing business operations and the risk of stockholder litigation in connection with the proposed transaction; risk factors related to the integration of the two companies and the future opportunities and plans for the combined company; risk factors related to the current economic environment; risk factors related to pandemics or other health crises; risk factors related to operating retail-based shopping centers; risk factors related to real estate investments; risk factors related to the environment affecting Regency’s and Urstadt Biddle’s properties; risk factors related to corporate matters; risk factors related to our respective partnerships and joint ventures; risk factors related to funding strategies and capital structure; risk factors related to the market price for our respective common stock and other securities; and risk factors related to our respective qualifications as a REIT.

These risks, as well as other risks related to the proposed transaction, are included in the definitive proxy statement/prospectus that were filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the definitive proxy statement/prospectus are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Regency’s and Urstadt Biddle’s respective periodic reports and other filings with the SEC, including the risk factors identified in Regency’s and Urstadt Biddle’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Regency nor Urstadt Biddle undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, on June 16, 2023, Regency filed a registration statement on Form S-4 (File No. 333-272735) that includes a prospectus relating to the shares of Regency stock to be issued in the proposed transaction (as amended and as may be further amended or supplemented from time to time, the “registration statement”). The registration statement was declared effective by the SEC on July 12, 2023. In addition, on June 16, 2023, Urstadt Biddle filed a definitive proxy statement with the SEC with respect to the special meeting of Urstadt Biddle shareholders in connection with the proposed transaction (as it may be amended or supplemented from time to time, the “definitive proxy statement”). Each of Regency and Urstadt Biddle has filed other documents and may file additional relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive proxy statement/prospectus or any other document that Regency or Urstadt Biddle may file with the SEC. The definitive proxy statement/prospectus has been mailed to stockholders of Urstadt Biddle. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders can obtain free copies of the definitive proxy statement/prospectus and other documents containing important information about Regency, Urstadt Biddle and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Regency will be available free of charge on Regency’s website at https://investors.regencycenters.com or by requesting copies by mail from Investor Relations, Regency Centers Corporation, One Independent Drive, Suite 114, Jacksonville, FL 32202-5019. Copies of the documents filed with the SEC by Urstadt Biddle will be available free of charge on Urstadt Biddle’s website at https://investors.ubproperties.com or by requesting copies by mail from Secretary, Urstadt Biddle Properties Inc., 321 Railroad Avenue, Greenwich, CT 06830.

Participants in the Solicitation

Regency, Urstadt Biddle and certain of their respective directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Regency, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Regency’s proxy statement for its 2023 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2023, and Regency’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 17, 2023. Information about the directors and executive officers of Urstadt Biddle, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Urstadt Biddle’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on February 7, 2023 and Urstadt Biddle’s Annual Report on Form 10-K for the fiscal year ended October 31, 2022, which was filed with the SEC on January 13, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Regency or Urstadt Biddle using the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the registration statement and the definitive proxy statement filed with the SEC. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Regency or Urstadt Biddle using the sources indicated above.